UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Sysorex, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87185L206

(CUSIP Number)

MICHAEL BIGGER

BIGGER CAPITAL FUND, LP

2250 Red Springs Drive

Las Vegas, NV 89135

(631) 987-0235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,951,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,951,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,951,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 25,951,725 shares of the Issuer’s Common Stock, par value $0.00001 per share (the “Common Stock”) and (ii) 70,000,000 shares of Common Stock which have been issued upon conversion of the 12.5% Original Issue Discount Senior Secured Convertible Debentures (the “Debentures”), subject to a 9.99% blocker. Does not consist of (i) 50,895,626 shares of Common Stock issuable upon the exercise of warrants (“Warrants”) that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

2

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,951,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,951,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,951,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 25,951,725 shares of Common Stock and (ii) 70,000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 50,895,626 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

3

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 25,000,000 shares of Common Stock and (ii) 70,000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 50,398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

4

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 25,000,000 shares of Common Stock and (ii) 70,000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 50,398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

5

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 25,000,000 shares of Common Stock and (ii) 70,000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 50,398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

6

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 25,000,000 shares of Common Stock and (ii) 70,000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 50,398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

7

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		190,951,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,325,000
	10	SHARED DISPOSITIVE POWER

190,951,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,276,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%*
14	TYPE OF REPORTING PERSON

IN

* Consists of (i) 95,951,725 shares of Common Stock owned by Bigger Capital, (ii) 95,000,000 shares of Common Stock owned by District 2 CF and (iii) 2,325,000 shares of Common Stock directly owned by Michael Bigger’s IRA. Does not consist of (i) shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

8

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Ray Weinmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 87185L206

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Bigger Capital and District 2 CF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases and private transactions, as further described in Item 6 of the Schedule 13D filed on October 11, 2022 (the “Initial 13D”), Item 6 of Amendment No. 2 to Schedule 13D filed on October 19, 2022 (“Amendment No. 2”) and Item 6 of this Amendment No. 3. The Shares purchased by each of Mr. Bigger and Mr. Weinmann were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 95,951,725 Shares beneficially owned by Bigger Capital is approximately $1,543,686, excluding brokerage commissions. The aggregate purchase price of the 95,000,000 Shares beneficially owned by District 2 CF is approximately $1,025,000, excluding brokerage commissions. The aggregate purchase price of the 2,325,000 Shares beneficially owned by Mr. Bigger’s IRA is approximately $28,320, excluding brokerage commissions. The purchase prices reflected in this Item 3 reflect the purchases related to the Debentures and the Warrants as further described in Item 6 of the Initial 13D, Item 6 of Amendment No. 2 and Item 6 of this Amendment No. 3.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,484,426,501 Shares outstanding as of November 16, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on November 17, 2022.

The ownership of each Reporting Person in this Item 5 does not reflect the additional Debentures nor the Warrants that are further described in Item 6 of the Initial 13D, Item 6 of Amendment No. 2 and Item 6 of this Amendment No. 3. If such Debentures were converted or such Warrants were exercised, the amount of Shares described below would be higher.

1.	Bigger Capital
(a)	As of the close of business on the date hereof, Bigger Capital beneficially owned 95,951,725 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,951,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,951,725
(c)	The transaction in the Shares by Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
10

CUSIP No. 87185L206

2.	Bigger GP
(a)	Bigger GP, as the general partner of Bigger Capital, may be deemed the beneficial owner of the 95,951,725 Shares owned by Bigger Capital.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,951,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,951,725
(c)	Bigger GP has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
3.	District 2 CF
(a)	As of the close of business on the date hereof, District 2 CF beneficially owned 95,000,000 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,000,000
(c)	District 2 CF has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
4.	District 2
(a)	District 2, as the investment manager of District 2 CF, may be deemed the beneficial owner of the 95,000,000 Shares owned by District 2 CF.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,000,000
(c)	District 2 has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
5.	District 2 GP
(a)	District 2 GP, as the general partner of District 2 CF, may be deemed the beneficial owner of the 95,000,000 Shares owned by District 2 CF.

Percentage: Approximately 3.8%

11

CUSIP No. 87185L206

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,000,000
(c)	District 2 GP has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
6.	District 2 Holdings
(a)	District 2 Holdings, as the managing member of District 2 GP, may be deemed the beneficial owner of the 95,000,000 Shares owned by District 2 CF.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,000,000
(c)	District 2 Holdings has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
7.	Mr. Bigger
(a)	Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own (i) 95,951,725 Shares owned by Bigger Capital, (ii) 95,000,000 Shares owned by District 2 CF and (iii) as of the close of business on the date hereof, 2,325,000 Shares directly owned by Mr. Bigger’s IRA.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 2,325,000
2. Shared power to vote or direct vote: 190,951,725
3. Sole power to dispose or direct the disposition: 2,325,000
4. Shared power to dispose or direct the disposition: 190,951,725
(c)	Mr. Bigger has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.
8.	Mr. Weinmann
(a)	As of the close of business on the date hereof, Mr. Weinmann beneficially owned zero Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
12

CUSIP No. 87185L206

(c)	Mr. Weinmann has not entered into any transactions in Shares during the past sixty days. The transaction in the Shares on behalf of Bigger Capital during the past sixty days are set forth in Item 6 of this Amendment No. 3 and are incorporated herein by reference.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.

(e)	As of December 6, 2022, Mr. Weinmann ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 15, 2023, Bigger Capital entered into an Assignment Agreement with an assignor (the “2023 Assignor”), whereby 2023 Assignor assigned its interest in the Debentures and Warrants issued to such 2023 Assignor in connection with the Purchase Agreement (as described in Item 6 of the Initial 13D) to Bigger Capital. Bigger Capital purchased 2023 Assignor’s interest in the Debentures and Warrants for a purchase price of $25,000. The number of shares of Common Stock issuable to Bigger Capital upon conversion of the Debentures assigned to Bigger Capital on February 15, 2023 is dependent on a formula that includes various factors to calculate the amount of shares of Common Stock. The number of shares of Common Stock issuable to Bigger Capital upon exercise of the Warrants assigned to Bigger Capital on February 15, 2023 is 99,514. The terms of the Debentures assigned to Bigger Capital on February 15, 2023 are the same as the terms of the Debentures described in Item 6 of the Initial 13D. The terms of the Warrants assigned to Bigger Capital on February 15, 2023 are the same as the terms of the Warrants described in Item 6 of the Initial 13D, however, the Warrants assigned to Bigger Capital on February 15, 2023 also contain a beneficial ownership limitation that does not permit a holder of such Warrants to exercise any portion of the Warrants if such holder would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such Warrants.

Other than as described herein and in the Initial 13D, Amendment No. 1 and Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

The form of the Debentures and Warrants described in Item 6 of this Amendment No. 3 were previously filed as Exhibits 4.1 and 4.2, respectively, in Item 7 of the Initial 13D.

13

CUSIP No. 87185L206

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

BIGGER CAPITAL FUND, LP		DISTRICT 2 CAPITAL LP

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 HOLDINGS LLC

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	MICHAEL BIGGER

DISTRICT 2 GP LLC		/s/ Ray Weinmann
RAY WEINMANN
By:	/s/ Michael Bigger
Michael Bigger
Managing Member

BIGGER CAPITAL FUND GP, LLC

By:	/s/ Michael Bigger
Michael Bigger
Managing Member

14